Exhibit 99.3

KOBEX MINERALS INC.
(Formerly IMA Exploration Inc.)
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2010

Introduction

The information contained in this Management Discussion and Analysis (“MD&A”) is prepared as of May 3, 2010.  It covers the three months ended March 31, 2010, and should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2009, and the audited annual consolidated financial statements for the year ended December 31, 2009, together with the related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian “GAAP”).  Additional information relating to the Company is available on the Company’s website at www.kobexminerals.com and the SEDAR website at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Overview

Kobex Minerals Inc. (the “Company” and formerly IMA Exploration Inc. (“IMA”)) is a Canadian company listed on the TSX Venture Exchange (KXM.V) and the NYSE Amex Exchange (KXM).  On September 30, 2009, the Company acquired all issued and outstanding securities of Kobex Resources Ltd (“KBX”) and International Barytex Resources Ltd. (“IBX”) by issuing 58,185,516 common shares, 3,135,019 options and 1,548,934 warrants.  The securities were exchanged for IMA securities on the following basis: (i) 1.311 IMA common shares for each KBX common share; (ii) 0.221 IMA common shares for each IBX common share; and (iii) stock options and warrants exercisable to acquire IMA common shares were issued on an adjusted basis to reflect the respective share exchange ratios, for each of the KBX and IBX stock options and warrants.  The transactions were effected by way of court approved statutory plans of arrangements (the "Arrangements") under the Business Corporations Act (British Columbia).

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties.  At present, the Company has no producing properties and consequently has no current operating income or cash flows.  The Company is entirely dependent on the equity market for its source of funds.  There is no assurance that a commercially viable mineral deposit exists on any of the properties.  Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

As at March 31, 2010, the Company had $46,537,486 in working capital with no long-term debt.  The Company believes that it has sufficient funds to finance its operations for the next 12 months.

Strategy and Outlook

The Company seeks to identify, acquire, and develop deposits which have the potential to be world class, in the lower cost quartile and in an acceptable risk environment.

The Company has over $40 million cash and is well funded to take advantage of mineral opportunities which are being brought to its attention.

Corporate

As described previously, the Company acquired KBX and IBX by way of the Arrangements.  The transaction brought together a highly experienced board and management consisting of capable professionals with significant development and mine management experience.

As virtually all of the assets and liabilities acquired were either cash and cash equivalents or monetary in nature, the non-monetary exchange of securities has been recorded at the more reliably measurable fair value of the net assets received.  The fair values allocated to these options and warrants using the Black-Scholes Valuation Model were $215,928 and $Nil respectively.  The total consideration of the acquisition was $22,788,078.

On September 30, 2009, subsequent to the completion of the Arrangements, the Company consolidated its shares on a 2.4 to 1 basis.  As a result, the number of shares consolidated was 64,350,503 to 45,967,077. The number of options was consolidated by 2,685,094 to 1,917,925 and the number of warrants were consolidated by 1,739,170 to 1,242,264. The weighted average number of shares and loss per share for the comparative periods have been restated to reflect this consolidation.

The Company also changed its name on September 30, 2009 from IMA Exploration Inc. to Kobex Minerals Inc.

As a result of the Company’s change in management, dilution in share interest and its agreement to sell the Blue Sky Uranium Corporation (“Blue Sky”) warrants on September 30, 2009, the Company no longer had significant influence and changed its method for accounting for its investment in Blue Sky common shares from the equity basis.  The Company did not participate in any of Blue Sky’s recent financings, and estimates that it currently owns approximately 13.1% of the outstanding shares of Blue Sky.  The Company now classifies the investment as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.

Mineral Property

Island Copper Property, British Columbia

On May 12, 2008 the Company announced that it entered into a binding Letter of Intent with Western Copper Corporation (“Western Copper”) to further explore and develop the Island Copper Property in which the Company has the right to acquire up to a 70% interest.  The Island Copper Property, which includes the Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C., approximately 25 kilometres southwest of Port Hardy, B.C.

The Company agreed to expend a minimum of $1.9 million (incurred) by August 15, 2009 of a three year option period. Over the next two years ending August 15, 2011, the Company has an option to spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit to meet the required terms of the agreement.  The expenditures total of $15 million and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1) by August 15, 2011. The Company can earn an additional 16% by funding a subsequent feasibility study by August 15, 2012 (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

The Island Copper Property, owned 100% by Western Copper, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah.  During Island Copper’s operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au.  The rhenium content of the molybdenum concentrate was an important by-product. Current demand for rhenium has driven prices to over $6,000 USD per kilogram.

As reported by Western Copper, the Hushamu deposit hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2.08 million ounces of gold, containing 1.39 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 327 million pounds of copper and 0.59 million ounces of gold. The deposit also contains unclassified molybdenum mineralization.

Table 1 summarizes the April 2005 mineral resource estimate at 0.10%, 0.20% and 0.30% Cu cut-offs, as reported by Western Copper.  Additional infill and step out drilling is required to define the molybdenum, silver, and rhenium content and define the extent of mineralization.

Table 1: Summary of Resource Estimation for the Hushamu Copper-Gold Deposit

Class	Cu Cut-off (%)	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)
Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured + Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured + Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured + Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

At least 5 additional copper-molybdenum-gold porphyry targets and more than 15 poly-metallic volcanic and sediment hosted targets occur within the property and the Company considers the overall property to host an extensive exploration upside.

During the fall of 2008, the Company completed an initial drilling program at 2 of the 7 known mineral occurrences on the project:  Northwest Expo and Hushamu.  The program consisted of 13 holes of HQ size core drilling totalling 5,123 metres, with 11 holes totalling 4,610 metres drilled at Northwest Expo and 2 holes totalling 513 metres at Hushamu.  Drilling was carried out by Matrix Diamond Drilling Inc. of British Columbia.

Drilling of the Northwest Expo target was designed to delineate the northwest projection of the mineralized zone beyond significant intercepts of copper, molybdenum and gold achieved by Western Copper in their 2007 drilling program.  The 2008 program utilized new logging roads to establish 5 drill pads located 300 to 400 metres apart with 2 to 3 holes drilled from each pad.  At Hushamu, drilling was designed to confirm the grade continuity of the core portion of the mineralized zone, particularly for rhenium and molybdenum, which had never been systematically analyzed in previous drilling programs.  The 2008 program utilized refurbished logging roads to establish 2 drill pads located about 1 kilometre apart with 1 hole drilled from each pad.

Reported intercepts from the Company 2008 drilling are summarized in the table below:

Target	Hole No.		Interval (m)	Length (m)	Au (g/t)	Cu (%)	Mo (%)	Re (ppm)
NW Expo	EC08-248		267 – 367	100	0.052	0.003	0.003	0.215
		including	267 – 271	4	0.026	0.002	0.022	0.561
NW Expo	EC 08-250		291 – 487	196	0.149	0.009	0.019	1.222
		including	299 – 313	14	0.074	0.003	0.031	1.280
		and	381 – 473	92	0.218	0.015	0.030	2.210
		or	413 – 433	20	0.299	0.017	0.045	1.987
		and	445 – 471	26	0.152	0.011	0.036	4.806
NW Expo	EC 08-252		165 – 455	290	0.227	0.026	0.016	0.490
		including	165 – 267	102	0.121	0.006	0.020	0.754
		and	215 – 231	16	0.172	0.009	0.037	1.725
		and	329 – 453	124	0.299	0.053	0.017	0.359
		or	359 – 391	32	0.554	0.092	0.010	0.191
		and	417 – 443	26	0.114	0.029	0.035	0.230
NWExpo	EC08-254		194 – 432	238	0.606	0.084	0.010	0.264
		including	238 – 402	164	0.817	0.119	0.011	0.367
		or	272 – 288	16	1.123	0.127	0.017	0.661
		and	298 – 402	104	0.982	0.151	0.007	0.277
		and	326 – 362	36	1.295	0.246	0.007	0.173
Hushamu	HI08-03		10.7 – 190	179.3	0.471	0.423	0.011	0.436
		including	28 – 102	74	0.655	0.469	0.008	0.391
		or	28 – 190	162	0.475	0.438	0.011	0.421
Hushamu	EC08-08		8 – 172	164	0.505	0.303	0.007	0.419

At Northwest Expo, the mineralized zone was confirmed as a tabular shaped, +600 metre long by 300 metre thick hydrothermal breccia body striking approximately east-west and dipping moderately to the north.  The drilling program was successful in delineating both the northern down-dip extent and the eastern fault-bounded extent of the mineralized zone, but the western strike projection of the zone remains open and untested towards the western Property boundary.  Copper values appear to decrease down-dip to the north within the zone relative to previous drilling results to the south, but gold, molybdenum and rhenium values are persistent throughout the zone.  Preliminary microscopy work completed on 11 selected core samples from the zone confirmed hydrothermal breccia textures and alteration mineralogy similar to epithermal mineral deposits.

At Hushamu, the mineralized zone is relatively well established in shape, dimensions and grades of copper and gold.  Sufficient size and grades have been established to warrant a pre-feasibility study.  From the limited drilling completed in 2008, the values and distribution of molybdenum and particularly rhenium within and peripheral to the zone appear to be persistent and correlate well with copper and gold.

The technical information above has been reviewed by consulting geologist, Dr. David A. Terry, P.Geo., a Qualified Person as defined in National Instrument 43-101 (a “Qualified Person”).

The Company announced on September 30, 2009 that it has informed Western Copper of its intention to proceed with its option agreement on the Island Copper Property.  The Company’s first step was to complete an "order of magnitude" engineering study based on the known resources in the Hushamu deposit.  This study will evaluate the project's economic potential and will assist in directing further work.  The Company is currently evaluating the results of this study.

The Company is carefully reviewing a number of advanced projects that meet its criteria of established resources, near-term cash flow, and significant exploration potential.

Selected Quaterly Financial Information

The following selected consolidated financial information is derived from the unaudited interim consolidated financial statements of the Company.  The information has been prepared in accordance with Canadian GAAP.

	2010	2009				2008
	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sep. 30 $	Jun. 30 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	730,069	1,130,670	1,295,639	457,029	280,575	3,006,348	687,962	293,443
Net Loss per Common Share – Basic and Diluted	0.02	0.04	0.05	0.01	0.01	0.14	0.03	0.01

Results of Operations

For the three months ended March 31, 2010, the Company reported a consolidated loss of $730,069 ($0.02 per share), an increase of $449,494 from the loss of $280,575 ($0.01 per share) for the three months ended March 31, 2010.  The major items contributing to the increase in net loss is a result largely due to the following:

(i)
Prior to the completion of the Arrangements, the Company paid a private company in which it partially owned, a monthly fee for geological, corporate development, administrative and management services.  The Company subsequently terminated that arrangement after the completion of the Arrangements.  Consequently, given its own dedicated personnel, certain types of expense categories such as administrative and management services are no longer individually relevant and such costs are directly integrated into expenses such as salaries and employee benefits, and corporate development and investor relations.

Total administrative expenses (which excludes exploration and merger and acquisition costs) were $137,483 higher and can be attributed primarily to:

•	$45,742 higher professional fees as much of this relate to additional costs associated with the transitional activities after the completion of Arrangements.
•	$29,777 in higher rental expense as the Company relocated its premises to the joint offices of IBX and KBX after the arrangement.
•	There was $50,000 paid during the period to the Company’s independent directors compared to $Nil in the prior year.
•
With the change in compensation arrangements between the Company and management after the Arrangements, total expenditures for administrative and management services, corporate development and investor relations, consulting, and salaries and benefits total $266,175, which was $37,540 higher than in the corresponding period in the prior year.

•	Office and sundry expenses are lower by $19,315 as compared to the prior year.

(ii)
Exploration expenditures decreased by $51,203 in the current period as the Company was completing its drill program on the Island Copper project back in early 2009.  There was no significant exploration work on the Island Copper project in 2010.

(iii)
The company recorded $121,229 in merger and acquisition costs in the current period compared to $Nil n 2009.  As a condition of the Arrangements, the Company was required to pay for liability insurance for the previous directors of the Company, IBX, and KBX.  This amount was previously recorded as a prepaid expense, but has since been written off.

(iv)
Interest income for the current period was $84,983 compared to $108,329 for the 2009 period.  The decrease is a direct result of significantly lower interest rates earned on the Company’s cash balances.

(v)
In the 2009 period, The Company recorded a gain of $205,019 on its held-for-trading investment.  This investment was sold in late 2009 and thus no similar gain or loss was recorded in the current period.

(vi)
The Company did not record a dilution loss from equity investment as the Company now accounts for its investment in Blue Sky as an available-for-sale investment.  The Company recorded a dilution loss of $58,513 in the prior year.

As described previously, the Company now classifies its investment in Blue Sky as available-for-sale with gains and losses arising from changes in fair value included in other comprehensive income until ultimate sale.  The Company recorded a total unrealized gain of $1,249,700 in the current period, reflecting largely the higher share price of Blue Sky, compared to $14,280 in the 2009 period.

Liquidity and Capital Resources

As at March 31, 2010, the Company had a working capital position of $46,537,486 (December 31, 2009 –$46,017,855), and had cash and cash equivalents of $40,274,385 (December 31, 2009 - $40,911,288) with no long term debts.   The Company has invested its cash with high credit quality financial institutions in the form of term deposits and guaranteed investment certificates (“GIC’s”). The Company does not have any investments in asset backed commercial papers.

The Company has received $Nil from the exercise of options and warrants in the current period.  As at May 3, 2010, the Company had cash of approximately $40.2 million and a working capital of $46.0 million.

The Company closely monitors the financing requirements for its operations and advancement of its mineral projects.  As of the date of this MD&A, the Company has approximately $40.2 million cash and believes it has adequate cash on hand to allow the Company to acquire advance stage exploration assets and to fund the company’s existing operations for the coming 12 months.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future, and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Except as disclosed, the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company currently does not expect to engage in currency hedging to offset any risk of currency fluctuations.

Operating Cash Flow

Cash outflow from operating activities for the three months ended March 31, 2010 was $636,903, compared to cash inflow for 2009 of $100,588.  The difference is mainly due to a large interest income accrued relating to the receipt of the Navidad interest in 2008.

Financing Activities

During the three month periods ended March 31, 2010 and 2009, there were no cash flows from financing activities compared to $21,952 in 2009.

Investing Activities

There were no cashflows from financing activities during the current period.

Related Party Transactions

(a)
Prior to the completion of the Arrangements, the Company engaged Grosso Group Management Ltd. (the “Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company owned partially by the Company previously.  The Company paid a monthly fee that included geological, corporate development, administrative, and management services.  After the completion of the Arrangements, the Company has since terminated the Services Contract with the Grosso Group in October 2009, paid a termination payment of $500,000, and no longer retains any interest in the Grosso Group.  The Company paid $179,032 in 2009 under the above arrangement and $Nil in 2010.

(b)
During the three months ended March 31, 2010, the Company paid $Nil (2009 - $99,375) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

(c)	During the three months ended March 31, 2010, management services fees of $3,600 were charged to a company related by common directors.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

The Company has entered into a lease agreement for office premises whereby the Company’s minimum rental obligations, which expires on January 30, 2013, are as follows:

2010	$ 167,473
2011	223,297
2012	223,297
2013	18,608
$ 632,675

On November 26, 2009 the Company entered into an agreement to sublease a portion of its office premises for a term commencing on December 1, 2009 and expiring January 31, 2013 for $5,500 per month. In addition, the subtenant is responsible for its proportionate share of real estate taxes, operating costs and utilities.

Further details of the Company’s option payments and expenditure commitments are disclosed in note 5 to the Company’s March 31, 2010 unaudited consolidated financial statements.

Critical Accounting Estimates and Recent Accounting Pronouncements

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of the fair value of stock based compensation, other than temporary impairments for investments, environmental obligations and impairment of mineral properties and deferred costs.  Actual results may differ from these estimates.

Reference should be made to the Company’s significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Mineral Properties

Exploration expenditures are charged to earnings as they are incurred until a property reaches the development stage. All direct costs related to the acquisition of resource property interests are capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned, then the costs are written-off, or if its carrying value has been impaired, then it is written down to fair value.

The Company accounts for foreign value added taxes paid as expenses when incurred.  The recovery of these taxes may commence on the beginning of foreign commercial operations.  Should these amounts be recovered they would be treated as a recovery of exploration expenses at that time.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Recent Accounting Pronouncements

The CICA issued three new accounting standards in January 2009 which take effect January 1, 2011: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling interests.

Section 1582 replaces section 1581 and establishes standards for the accounting of a business combination. It provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3, Business Combinations. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

Section 1602 establishes standards for accounting of a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company does not anticipate that the adoption of these standards will materially impact its financial results.

International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted; however, exemptive relief requires approval of the Canadian Securities Administrators.

•
In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process in 2009.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources
•	The Company had previously retained the service of PricewaterhouseCoopers to provide technical and process management assistance for the project.
•	The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process
•	A diagnostic assessment of the key impact areas has been completed.
•
A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is on-going.

•	Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.
•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is on-going.
•	The Company’s audit committee is monitoring our progress and is kept informed of issues identified.
•	The Company’s external auditor is advised of the progress status and issues identified.

The Company anticipates that there may be changes in accounting policies and these changes may materially impact our financial statements.

Financial Instruments

The Company's financial instruments as at March 31, 2010 consist of cash, marketable securities, amounts receivable and accounts payable and accrued liabilities.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks.  Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.

Title Risk: Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Price Risk: The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly copper and gold. The prices of these metals may greatly affect the value of the Company and the potential value of its property and investments.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk:  Exploration is presently carried out in Canada and is currently being reviewed worldwide.  This exposes the Company to risks that may not otherwise be experienced if all operations were domestic.  Political risks may adversely affect the Company’s potential projects and operations. Real and perceived political risk in some countries may also affect the Company’s ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Credit Risk:  Credit risk is the risk of an unexpected loss of a third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash cash equivalents and other receivables. The Company’s limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions.

Liquidity Risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in bank accounts and Government Investment Certificates (GIC’s) which are cashable on demand. The Company expects that its cash on hand at March 31, 2010 provides the sufficient financial resources to carry out its operations through the next 12 months and also allow the Company to pursue acquisition opportunities.

Interest Risk: The Company’s bank accounts earn interest income at variable rates. The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rates.

Currency Risk:  Business is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company.  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

Environmental Risk:  The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates.  Present or future laws and regulations, however, may affect the Company’s operations.  Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines.  Programs may also be delayed or prohibited in some areas.  Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Control and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and assessed the design and the operating effectiveness of the Company’s disclosure controls and procedures and have concluded that the design of these disclosure controls and procedures are effective for the three months ended March 31, 2010.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls Over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with GAAP.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

The Company’s management, (with the participation of Mr. Hills, the Company’s Chief Executive Officer, and Mr. Yik, the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of March 31, 2010, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

During the three months ended March 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Investor Relations

The Company maintains a website at www.kobexminerals.com, and has not entered into any agreements with any investor relations firms.

Share Data Information

The Company’s authorized share capital is an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As at March 31, 2010, there were 45,967,077 outstanding common shares and 3,643,688 stock options, which were outstanding and exercisable, with an exercise prices ranging from $0.53 to $25.09 per share.  In addition, as at March 31, 2010 there were 645,389 warrants outstanding with an exercise price $16.29 per share.

As of May 3, 2010 there were 45,967,077 common shares and 3,643,688 stock options outstanding.  The above warrants expired on April 22 without exercise.